Expense Limitation Agreement

To:       Alpha Alternative Assets Fund

1290 Broadway, Suite 1000

Denver, Colorado 80203

September 1, 2022

Dear Board Members:

You have engaged us to act as the investment adviser to Alpha Alternative Assets Fund (the “Fund”), pursuant to an interim Investment Advisory Agreement dated September 1, 2022 (“Interim Agreement”) and a definitive Investment Advisory Agreement, subject to shareholder approval, that upon effectiveness will supersede the Interim Agreement.

Effective as of the date hereof, we agree, at least until January 31, 2024 to waive our management fees and to pay or absorb the ordinary annual operating expenses of the Fund and the organizational and offering expenses of the Fund (excluding interest, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses, distribution and shareholder servicing fees, and extraordinary expenses) to the extent that our management fees plus the Fund’s expenses exceed 2.40% per annum of the Fund's average daily net assets attributable to Class A Shares and Class I Shares.

This Expense Limitation Agreement may only be terminated by the Fund’s Board of Trustees, on 60 days written notice to us.

Any waiver or reimbursement by us is subject to repayment by the Fund within three years from the date we waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of waiver and the current expense limitation and the repayment is approved by the Board of Trustees.

Yours very truly,

ALPHA GROWTH MANAGEMENT, LLC

By:	/s/ Gobind Sahney
Name:	Gobind Sahney
Title:	Chief Executive Officer

Acceptance:

ALPHA ALTERNATIVE ASSETS FUND

By:	/s/Anthony Bosch
Name:	Anthony Bosch
Title:	President